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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number 0001364043

GOLDEN OASIS EXPLORATION CORP.
(Translation ofregistrant's name into English)

Suite 750, 580 Hornby Street, Vancouver, British Columbia, Canada V6C 3B6
(Address ofprincipal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ x ]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(I): __

Note: Regulation S-T Rule 101(b)(I) only permits the submission in paper ofa Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark ifthe registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 10 l(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules ofthe home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, ifdiscussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes D No&

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by he undersigned, thereunto duly authorized

Golden Oasis Exploration Corp.
(Registrant)
Date: December 4, 2007	By: /s/ Robert Eadie
(Signature)
* Print the name and title under the signature of the signing officer.	Robert Eadie, Chief Executive Officer

SEC 1815(04-07)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Exhibit List
Exhibit	Description
99.1	Annual Financial Statements for the year ended July 31, 2007
99.2	Management Discussion and Analysis for the year ended July 31, 2007
99.3	Form 52-109F1 Certification of Annual Filings – CEO
99.4	Form 52-109F1 Certification of Annual Filings -- CFO